August 10, 2012	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-15839

Dear Mr. Gilmore:

We are in receipt of the letter, dated July 6, 2012, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  We are responding to the Staff’s comments as set forth below.    For ease of reference, we have also set forth the text of the relevant Staff’s comments prior to each of our responses below.

General

1.                    We note based on a press release on your website dated May 31, 2012 that a settlement was reached in connection with the Infinity Ward dispute.  Please provide us with a summary of the terms and the amount of the settlement.  Additionally, tell us how much of the settlement was accrued in your historical financial statements and discuss the quantitative impact any amounts in addition to what was previously accrued will have on your quarterly and annual consolidated financial statements.

RESPONSE: As the Staff noted, on May 31, 2012, the Company entered into a settlement agreement with the former Infinity Ward employees to settle the dispute with such employees.  The terms of the settlement are confidential.  The Company included the following disclosure about the impact of this matter and other legal matters in footnote 11 of the notes to the condensed consolidated financial statements and Part II Other Information Item 1 “Legal Proceedings” of our Form 10-Q for the quarter ended June 30, 2012:  “The Company recognized expense associated with legal-related matters (i.e., accruals, settlements and fees) totaling $74 million and $34 million during the three months ended June 30, 2012 and 2011, respectively.”  This disclosure provides the appropriate financial information regarding the impact on our interim financial statements. The Company has provided to the Staff supplemental additional information in response to the Staff’s comments.

Item 8.  Financial Statements and Supplementary Data

Note 2.  Summary of significant accounting policies

Revenue Recognition

Subscription Revenues, page F-14

2.                    We note based on certain aspects of your response to prior comment 5 that you appear to be utilizing the software revenue recognition guidance pursuant to ASC 985-605 to account for subscription revenues from Call of Duty Elite memberships.  Please confirm if our understanding is correct.  As part of your response, please address the following:

•                  Discuss the basis for and the accounting literature relied on with regard to your method of recognizing revenue based on the lower of (i) the cumulative vendor-specific objective evidence (“VSOE”) of content delivered or (ii) ratable recognition of revenues over the subscription period that has lapsed.  Please also explain what “cumulative VSOE” of content delivered represents and how such amount is determined.  As part of your response, please explain to us how you conclude your accounting was appropriate given that you do not have VSOE of the undelivered services.

•                  Discuss your accounting for multiple-element arrangements that include Call of Duty software title sold with a Call of Duty Elite membership.

RESPONSE:  We account for revenues related to the Call of Duty Elite (“Elite”) memberships as a subscription arrangement pursuant to ASC 985-605.  The Elite subscription is provided over a 12 month period and enables the customer to receive services and downloadable content (software) over the subscription term.  As the software element of the arrangement is more than incidental to the products and services in the arrangement as a whole, the subscription falls within the scope of ASC 985-605.

An Elite subscription represents a single unit of accounting that is provided over the subscription term.  Revenue from an Elite subscription is recognized as the subscription is provided. Revenue recognition never precedes performance which includes delivery of services and content. The services included within the subscription are provided on a straight-line basis (i.e., ratably) over the term of the arrangement. The downloadable content is provided periodically during the term of the arrangement.  The same downloadable content is also sold on a stand-alone basis to non-subscription customers, and the Company has vendor-specific objective evidence (“VSOE”) of fair value for such content from these stand-alone sales.  Cumulative VSOE is the sum of the VSOE of the content delivered to Elite members from the beginning of the subscription period.

Since the subscription includes the delivery of digital content to customers during the subscription period, for which we have established VSOE, we recognize revenue for the subscription unit of accounting based on the lesser of (1) straight-line (or ratable over the term of the subscription) or (2) proportionally as content is delivered (based on the VSOE of such content), cumulatively from the beginning of the subscription period. We believe this attribution model is consistent with the software revenue recognition rules (including ASC 985-605-25-80) and appropriately avoids the premature recognition of revenue. Premature recognition of revenue could occur by recording revenue on a straight-line basis over the subscription period when a proportional amount of content has not yet been released or by recording revenue when content has been released but services are still being delivered. At December 31, 2011 and June 30, 2012, the difference between the ratable recognition of revenue over the subscription period and the method described above was immaterial.

When a Call of Duty: Modern Warfare 3 game is sold with an Elite membership, the game revenue is combined with the subscription, and results in the recognition of the game revenue over the Elite subscription period. The Elite portion of subscription revenues is recognized consistent with the policy outlined above. The total revenues recognized for this product offering have not been material for any reporting period or on a cumulative basis given the number of units sold.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408, Stephen Wereb, our Chief Accounting Officer at (310) 496 5260, or Chris Walther, Esq., our Chief Legal Officer, at (310) 255-2059.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:	Christine Davis, Securities and Exchange Commission
Jennifer Fugario, Securities and Exchange Commission
Chris Walther, Esq., Activision Blizzard, Inc.
Jeffrey Brown, Esq., Activision Blizzard, Inc.
Stephen Wereb, Activision Blizzard, Inc.
Michael Brandmeyer, PricewaterhouseCoopers LLP